Exhibit 28(d)(xxi)

AMENDMENT NO. 6

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 6 TO THE SUBADVISORY AGREEMENT is effective as of March 21, 2013, by and between SUNAMERICA ASSET MANAGEMENT CORP., a Delaware corporation (the “Adviser”), and JANUS CAPITAL MANAGEMENT LLC, a Delaware limited liability company (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated April 3, 2002, as amended December 2, 2002, February 14, 2005, October 2, 2007, July 20, 2009 and October 1, 2009 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the parties wish to amend the Subadvisory Agreement as set forth below.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. The following new paragraph shall be added to the Subadvisory Agreement:

20. Delegation. The Subadviser may delegate any of its duties and obligations hereunder to any affiliated person, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), that is eligible to serve as an investment adviser to an investment company registered under the 1940 Act on such terms and conditions as it deems necessary or appropriate, provided that (i) the Adviser and the Board consent to any such delegation and to the terms and conditions thereof, (ii) such delegation is pursuant to a written contract which provides for its automatic termination in the event this Subadvisory Agreement is terminated for any reason, and (iii) such delegation is permitted by and in conformity with the 1940 Act. The Subadviser shall be liable to SAAMCo for any loss or damage arising out of, in connection with or related to the actions or omissions to act of any delegee utilized hereunder as if such delegee were a party hereto. SAAMCo acknowledges that the Subadviser shall, pursuant to a separate Sub-Subadvisory Agreement, delegate certain day-to-day portfolio management responsibilities to Janus Capital Singapore Pte. Limited (“JCSL”) with respect to the International Equity Portfolio. The Sub-Sub-advisory Agreement or other contract entered into pursuant to this Section may not be amended without the written consent of SAAMCo, and neither SAAMCo nor the Trust may be held responsible, or otherwise liable for, the payment of any amount due, or which may become due, pursuant to the terms thereof.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ PETER A. HARBECK
Name:	Peter A. Harbeck
Title:	President & CEO

JANUS CAPITAL MANAGEMENT LLC

By:	/s/ RUSSELL P. SHIPMAN
Name:	Russell P. Shipman
Title:	Senior Vice President

2